UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Sale and Purchase Agreement

On June 16, 2025, SOLOWIN HOLDINGS, a Cayman Islands exempted holding company (the “Company”), entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) with Chen Dongbin and Lau Cho ( each a “Vendor,” and collectively, the “Vendors”), pursuant to which the Company will purchase from the Vendors, and the Vendors will sell to the Company, a total of 4,800 ordinary shares of Tiger Coin (Hong Kong) Limited, a private company limited by shares incorporated in Hong Kong (“Tiger Coin”), representing 48% of the total issued and outstanding share capital of Tiger Coin on an as-converted and fully-diluted basis (the “Sale Shares”). The Sale and Purchase Agreement provides that the Company will purchase such Sale Shares from the Vendors for a total purchase price of $7,500,000 (the “Purchase Price”), with each Vendor receiving $3,750,000. The Purchase Price will be satisfied by the issuance of an aggregate of 7,500,000 class A ordinary shares, par value $0.0001 per share of the Company (the “Solowin Shares”) to the Vendors, subject to the satisfaction or waiver of the conditions precedent set forth in the Sale and Purchase Agreement.

The closing of the transactions contemplated by the Shareholders Agreement (the “Closing”) is scheduled to occur on or before June 20, 2025, or such other date as the parties may agree. The Sale and Purchase Agreement contains customary representations and warranties by the Vendors and the Company, which survive the Closing. Additionally, the Vendors have agreed to indemnify the Company and Tiger Coin for certain pre-Closing tax liabilities and other non-ordinary course liabilities.

The foregoing description of the Sale and Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Sale and Purchase Agreement, a copy of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

The Company also entered into a financial advisory agreement (the “Advisory Agreement”) with R.F. Lafferty & Co., Inc. (“Lafferty”) to act as its financial advisor in connection with this transaction.

Shareholders Agreement

As a condition to the Closing, the Company, Tiger Coin, and Wei Zhu, Tiger Coin’s largest shareholder holding 52% of the total issued and outstanding share capital of Tiger Coin on an as-converted basis (the “Founder”) will enter into a shareholders agreement among them (the “Shareholders Agreement”) to govern their respective rights and obligations as shareholders of Tiger Coin following the Closing.

Following the transaction, the Company will hold 48% and the Founder will hold 52% of the issued and outstanding share capital of Tiger Coin. The Shareholders Agreement sets forth certain governance, information, and consent rights of the Company, including the right to receive periodic financial and business information and to consent to certain reserved matters. Reserved matters requiring the Company’s prior written consent include, among others: amendments to Tiger Coin’s articles of association, changes to Tiger Coin’s business or name, issuances of additional equity securities, mergers, significant borrowings, material litigation, and certain major corporate transactions.

The Shareholders Agreement also provides for board composition and appointment rights. Unless otherwise agreed by both the Founder and the Company, the board of directors of Tiger Coin will consist of one director nominated by the Founder.

In addition, the Shareholders Agreement includes certain transfer restrictions, including rights of first refusal and tag-along rights. Shareholders must offer shares to existing shareholders prior to any third-party transfer, and the Company holds tag-along rights in the event the Founder proposes to transfer shares to a third party. Any transferee of shares is required to execute a deed of adherence to become a party to the Shareholders Agreement.

The Shareholders Agreement further provides preemptive rights in favor of existing shareholders with respect to future issuances of equity securities by Tiger Coin. The agreement also contains default provisions, pursuant to which a non-defaulting shareholder has the right to purchase the shares of a defaulting shareholder upon the occurrence of certain events of default at a price based on Tiger Coin’s net asset value.

The Shareholders Agreement may be terminated upon (i) mutual agreement, (ii) dissolution of Tiger Coin, or (iii) if a party ceases to hold shares in Tiger Coin. Pursuant to its dispute resolution provisions, disputes arising out of the agreement shall be resolved by arbitration at Hong Kong International Arbitration Centre in Hong Kong.

The foregoing summary of the Shareholders Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached as Exhibit 4.2 to this Report and incorporated herein by reference.

This Form 6-K, including Exhibit 4.1 and Exhibit 4.2 is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File No. 333-275337) and Form F-3 (File No. 333-282552) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Sale and Purchase Agreement, by and among SOLOWIN HOLDINGS, Chen Dongbin, and Lau Cho, dated June 16, 2025.
4.2	Form of Shareholders Agreement, by and among SOLOWIN HOLDINGS, Tiger Coin (Hong Kong) Limited, and Wei Zhu.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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